October 20, 2022

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 108, LLC Amendment No. 1 to Offering Statement on Form 1-A Filed May 16, 2022 File No. 024-11812

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 108, LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on February 24, 2022, as amended by Amendment No. 1 filed on May 16, 2022 (“Amendment No. 1” and, as amended by Amendment No. 2, the “Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from the Amendment No. 1 filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated October 11, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed May 16, 2022

General

1.	Comment: We note your response to our prior comment 5 and reissue our comment in part. Please remove the Net Track Record, Net Annualized Track Record, Deal-Weighted Track Record and Dollar-Weighted Track Record metrics from your filing and your website as the calculations appear inappropriate and result in the presentation of metrics that are misleading related to the company’s actual returns on specific single entities which have liquidated and sold a specific painting. Any disclosure related to returns and track record should be limited to single entities which have liquidated and sold a specific painting and should be presented separately without any adjustments, weighting, averaging, pro forma assumptions, etc. The presentation should be of the actual returns for that single entity. In this regard and based on disclosure within this filing, we note that company appears to have sold three paintings to date (i.e. Masterworks 003, 016 and 032). Lastly, please file an updated Exhibit 13.1 which includes the company’s revised landing page reflecting the removal of these inappropriate metrics. Refer to Rule 255(d) of the Securities Act of 1933.

Response: The Company does not believe the track record metrics on its website referenced in the Staff’s Comment were presented in a manner that would reasonably be interpreted to reflect actual or expected returns for the Company (or any other particular issuer entity), but rather, they were presented to describe Masterworks’ track record as a manager of artwork. After all, Masterworks sources, manages and sells artwork seeking profit, and we believe Masterworks' overall performance as an artwork manager is material to an investor in the Company. Further, such track record metrics were presented in good faith with appropriate caveats and clear disclosures, in a manner that is substantially consistent with guidance issued by the SEC to registered investment advisers who manage investment securities. As the Staff is aware, there is no published SEC guidance with respect to publishing performance metrics of serial Regulation A issuers such as Masterworks. Moreover, Masterworks has sold seven (7) paintings to date, and only one of the seven (Masterworks 002) resulted in a lower return profile than the aggregate track record metrics referenced in the Staff’s Comment, with the remaining six sales reflecting internal rates or return (IRR) considerably above the aggregate track record metrics presented. In addition, all seven (7) paintings were sold at prices that are at or above their appraised values and resulted in returns at or above the net asset values (NAV) reported to shareholders. Accordingly, the Company believes that the aggregate track record metrics reflect a more accurate and more conservative estimate of Masterworks overall performance as an artwork manager than is reflected by actual results. Despite the Company’s informed belief that such disclosures are relevant to investors and are neither inaccurate or misleading in any material respect, the Company respectfully acknowledges the Staff’s concerns and has made the requested changes to the Form 1-A and the Masterworks website, which is filed in relevant part as Exhibit 13.1 to the Form 1-A. The Company has referred to Rule 255(d) and believes, without admitting that such disclosures were inaccurate or inadequate in any material respect, that the revisions to the website appropriately address the requirements of Rule 255(d) in light of the Staff’s concerns. For the avoidance of doubt, Masterworks will not include aggregated performance metrics on its website or in Rule 255 soliciting materials in accordance with the Staff’s Comment, but, Masterworks (i) will include aggregated performance metrics in private offering materials relating to offerings of diversified art portfolio financial products, (ii) believes that investment adviser representatives may use aggregated metrics that the investment adviser deems to be appropriate and reliable in connection with providing advisory services and (iii) expects to present aggregated performance metrics in investment adviser advertisements (including the website) if Masterworks successfully registers as an investment adviser with the SEC.

Risk Factors, page 10

2.	Comment: In light of your new arrangement with Arete RIA, please add a risk factor discussing how this new arrangement may require Masterworks to register as a broker and/or dealer. Address the impact of the registration process on your business and operations and the consequences if Masterworks is deemed to be acting as a unregistered broker-dealer.

Response: In response to the Staff’s comment, the Company has added disclosure on page 18 of Amendment No. 2 to include the requested information.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS 108, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Donald Field/U.S. Securities and Exchange Commission
Jennifer L. Klass/Baker & McKenzie LLP